SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

Garza García N.L. 66260 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the six-month period ended June 30, 2003.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect” and “anticipate” and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	competition in long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Six-month period ended June 30, 2003 compared to the six-month period ended June 30, 2002

Revenues

Total revenues for the six-month period ended June 30, 2003 increased 36.3%, or Ps. 736.0 million, to Ps. 2,764.1 million from Ps. 2,028.0 million in the same period in the previous year.

Domestic Long Distance. Revenues from domestic long distance services for the six-month period ended June 30, 2003 decreased 18.3% or Ps. 141.0 million, to Ps. 628.3 million from Ps. 769.3 million for the six-month period ended June 30, 2002. Despite the 8.6% increase in domestic long distance volume for the six-month period ended June 30, 2003 versus the same period of 2002, the average revenue per minute decreased 24.8% to Ps. 0.71 in the six-month period ended June 30, 2003 from Ps. 0.94 in the same period of 2002. The decrease in the average revenue per minute was primarily attributable to a shift in traffic mix towards business customers, which typically benefit from volume discounts. Total lines in service decreased 19.2% from 723,776 at June 30, 2002 to 584,855 at June 30, 2003 as a result of our strategy to focus on our medium and large business customers and high-usage residential customers. Domestic long distance revenues represented 22.7% of total revenues during the six-month period ended June 30, 2003 compared to 37.9% during the same period of 2002.

International Long Distance. Revenues from international long distance services for the six-month period ended June 30, 2003 increased Ps. 699.2 million to Ps. 1,538.8 million from Ps. 839.6 million for the six-month period ended June 30, 2002. This increase in revenues was primarily due to a 50.9% increase in total international volume from 663 million minutes in the six-month period ended June 30, 2002 to 1,001 million minutes in the six-month period ended June 30, 2003, coupled with an increase in the average revenue per minute from Ps. 1.27 in the six-month period ended June 30, 2002 to Ps. 1.54 in the six-month period ended June 30, 2003 as a result of higher share of traffic from services such as collect calls, calling card and other international services, which typically provide higher revenue per minute to us than we receive in settlement payments for direct-dialed calls.

Data and Internet Services. Data and internet service revenues, which primarily consist of internet, frame relay, private lines and direct access, reached Ps. 506.5 million during the six-month period ended June 30, 2003, a 39.7% increase over the Ps. 362.6 million recorded during the six-month period ended June 30, 2002. Data and internet service revenues represented 18.3% of total revenues during the six-month period ended June 30, 2003 compared to the 17.9% during the six-month period ended June 30, 2002. The increase in data and internet service revenue is a result of the growth of the data and internet services market.

Local Services. Local service revenues reached Ps. 90.5 million during the six-month period ended June 30, 2003, compared to the Ps. 56.5 million recorded during the six-month period ended June 30, 2002. Local service revenues represented 3.3% of total revenues during the six-month period ended June 30, 2003. The increase in local service revenue is a result of our continued customer acquisition and roll-out of this service.

Cost of services (excluding depreciation)

Cost of services consists primarily of local access charges, special projects charges and resale expenses, which are paid on a per-minute basis primarily to Telmex, international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us, and fees for leased lines, which are typically paid on a per-circuit per month basis primarily to Telmex. Cost of services amounted to Ps. 1,466.2 million for the six-month period ended June 30, 2003, compared to Ps. 885.3 million for the same period of 2002. This 65.6% increase is primarily explained by the 27.5% increase in total volume and also by the fact that a higher share of our volume terminated in areas where we have to pay fees for interconnection with Telmex outside our own infrastructure.

Gross Profit

Gross profit, defined as revenues minus costs of services, for the six-month period ended June 30, 2003 increased 13.6% or Ps. 155.1 million to Ps. 1,297.9 million from Ps. 1,142.8 million in the same period of 2002. The increase in gross profit is explained by the 36.3% increase in our total revenues. Our gross margin, defined as gross profit as a percentage of total revenues, decreased to 47.0% for the six-month period ended June 30, 2003 compared to 56.3% in the same period of 2002. The decrease in gross margin is due to higher costs of services as a result of the increased participation of international services revenues in our total revenues. International traffic from services such as collect calls, calling cards and other international services provide higher revenue per minute than other traffic; however, its cost of services is also higher, resulting in lower gross margins than our other source of revenues.

Gross profit for domestic long distance services for the six-month period ended June 30, 2003, decreased 25.9% or Ps. 125.5 million to Ps. 358.4 million from Ps. 483.9 million in the comparable period of 2002. The decrease in gross profit was driven by the 18.3% reduction in domestic long distance revenues as a result of lower average revenue per minute partially offset with an 8.6% increase in domestic volume.

Gross profit for international long distance services for the six-month period ended June 30, 2003, increased 34.7% or Ps. 125.7 million to Ps. 487.8 million from Ps. 362.2 million in the comparable period of 2002. This increase in gross profit is explained by higher international volume and revenues as described above.

Gross profit for data and internet services for the six-month period ended June 30, 2003, increased 52.5% or Ps. 132.0 million to Ps. 383.4 million from Ps. 251.3 million in the comparable period of 2002. The growth in gross profit of our data and internet business was primarily a result of revenue growth of 39.7%.

Gross profit for local service during the six-month period ended June 30, 2003 reached Ps. 68.3 million, compared to the Ps. 45.4 million recorded during the same period in 2002. The increase in gross profit of our local business was primarily a result of our continued customer acquisition and roll-out of this service.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 10.8% or Ps. 87.1 million, to Ps. 719.9 million for the six-month period ended June 30, 2003 from Ps. 807.0 million for the six-month period ended June 30, 2002. This decrease is mainly explained by the 69.9% or Ps. 88.5 million reduction in marketing expenses and a 5.8% or Ps. 23.0 million decrease in personnel related expenses as a result of the measures taken to address our liquidity crisis. This reduction in marketing and personnel related expenses was partially offset by the 8.4% or Ps. 24.4 million increase in other operating expenses, mainly as a result of higher maintenance and licensees fees for our new billing platform. As a percentage of total revenues, administration, selling and other operating expenses were 26.0% compared to 39.8% registered during the same period in 2002.

Depreciation and amortization

Depreciation and amortization decreased 11.3% or Ps. 54.3 million to Ps. 425.8 million, from Ps. 480.1 million for the six-month period ended June 30, 2002. In the month of June 2002, a final adjustment for an accelerated depreciation of the previous billing and customer care platform was made.

Operating income (loss)

Due to the factors described above, during the six-month period ended June 30, 2003, operating income reached Ps. 152.2 million compared to an operating loss of Ps. 144.3 million for the six-month period ended June 30, 2002.

Comprehensive financial loss

The comprehensive financial loss during the six-month period ended June 30, 2003 was Ps. 490.7 million, compared to a comprehensive financial loss of Ps. 762.0 million for the same period of 2002. The following table sets forth our comprehensive financial results for the periods under review:

	Six-month period ended June 30,
	2002	2003
Interest expense	(395.1)	(452.0)
Interest income	13.9	2.6
Exchange loss, net	(534.4)	(128.6)
Gain from monetary position	153.6	87.3

Comprehensive financial result, net	(762.0)	(490.7)

Since our total indebtedness is U.S. dollar-denominated and there was a 14.5% depreciation of the peso against the U.S. dollar for the period June 30, 2002 through June 30, 2003, interest expense increased 14.4% or Ps. 56.9 million, from Ps. 395.1 million for the six-month period ended June 30, 2002 to Ps. 452.0 million for the six-month period ended June 30, 2003.

Exchange loss for the six-month period ended June 30, 2002 was Ps. 534.4 million compared to an exchange loss of Ps. 128.6 million during the six-month period ended June 30, 2003. We record a foreign exchange gain or loss with respect to U.S. dollar denominated monetary assets or liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of U.S. dollar denominated indebtedness and accounts payable exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. As a result, we have recorded a foreign exchange loss during the six-month period ended June 30, 2003 due to the 1.6% depreciation of the Peso against the U.S. dollar compared to a larger foreign exchange loss during the six-month period ended June 30, 2002 due to a 9.0% depreciation of the Peso against the U.S. dollar.

Gain from monetary position decreased 43.2% or Ps. 66.3 million, from Ps. 153.6 million for the six-month period ended June 30, 2002 to Ps. 87.3 million for the six-month period ended June 30, 2003. This decrease is primarily due to a lower Mexican inflation rate of 1.3% for the six-month period ended June 30, 2003, compared to 2.6% for the six-month period ended June 30, 2002.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, S.A. de C.V., are subject separately to the payment of income tax and asset tax, which are computed by each legal entity. For the six-month period ended June 30, 2003, Servicios Alestra recorded asset tax of Ps. 2.4 million. We have generated substantial tax losses; accordingly, no income tax provisions have been included in the income statements for the six-month period ended June 30, 2003.

Net loss

For the reasons discussed above, we recorded a net loss of Ps. 342.5 million compared to a net loss of Ps. 921.1 million recorded during the same period in 2002.

Liquidity and capital resources

We did not make the November 15, 2002 interest payments on the existing notes and the payment grace period expired on December 16, 2002. We also did not make the May 15, 2003 interest payments on the existing notes, and the payment grace period for that payment expired on June 15, 2003. As a result, the trustee and the holders of at least 25% of the principal amount of each series of the existing notes have the right to accelerate those notes, thereby requiring the immediate repayment of their entire principal amount. If the existing notes are accelerated, we will not be able to pay the overdue interest of Ps. 837.4 million or the accelerated principal amount of Ps. 5,974.1 million, and some of our creditors would have the option to take legal actions against us, including instituting a Concurso Mercantil (a Mexican reorganization proceeding) in Mexico, through which our creditors may require the dissolution of the company. We may also choose to institute a voluntary reorganization proceeding under Mexican law.

As of June 30, 2003 we had a negative stockholder’s equity of Ps. 175.2 million.

Current Liquidity

As of June 30, 2003, December 31, 2002 and December 31, 2001, we had Ps. 327.9 million, Ps. 157.2 million and Ps. 257.8 million of unrestricted cash available, respectively. Unrestricted cash balance increased Ps. 170.7 million from December 31, 2002 to June 30, 2003 due to the fact that we did not make the November 15, 2002 and May 15, 2003 interest payment on the existing notes. Unrestricted cash decreased by 39.0% during the period from December 31, 2001 to December 31, 2002 primarily due to the $25.0 million of principal payments made under our Banque Nationale de Paris-Paribas, credit facility.

As of June 30, 2003, December 31, 2002 and December 31, 2001 our ratio of current assets to current liabilities was 0.14x, 0.12x and 0.81x, respectively. Our ratio of current assets to current liabilities increased from December 31, 2002 to the June 30, 2003 period due to the increase in our unrestricted cash balance above explained. Our ratio of current assets to current liabilities decreased during the period from December 31, 2001 to December 31, 2002 primarily due to the depletion of the funds in the escrow account established to make interest payments on the existing notes through May 15, 2002 and due to the reclassification of our existing notes as short term debt.

	As of June 30, 2003	As of December 31, 2002	As of December 31, 2001
(in millions of constant Pesos, excluding ratios)
Unrestricted cash balance	Ps. 327.9	Ps. 157.2	Ps. 257.8
Current ratio (times)	0.14x	0.12x	0.81x

Resources generated from, or used in, operating activities. Resources generated from operating activities increased Ps. 551.8 million from resources used of Ps. 284.7 million to resources provided by operation of Ps. 267.1 million in the first six months of 2003; this increase was primarily due to the 9.0% depreciation of the Peso against the dollar which resulted in an exchange loss of Ps. 534.5 million during the six-month period ended June 30, 2002, compared to a 1.6% depreciation of the Peso against the dollar which resulting in an exchange loss of Ps. 128.6 million during the six-month period ended June 30, 2003, combined with the increase in the accrued expenses derived from the nonpayment of interest on our existing notes.

Resources used in, or generated from, investing activities. Resources used in investing activities were Ps. 100.6 million and Ps. 77.3 million in the first six months of 2002 and 2003, respectively. The reduction was due to the lower level of deferred charges during the six-month period ended June 30, 2003 combined with a greater amount of its corresponding amortization.

Resources used in, or generated from, financing activities. Resources provided from financing activities decreased Ps. 416.2 million from resources provided by financing activities of Ps. 397.1 million in the first six months of 2002 to resources used in of Ps. 19.1 million in 2003; this decrease was the result of the 1.6% depreciation of the peso against the dollar during the six month period ended June 30, 2003 compared to a 9.0% depreciation during the same period of 2002.

Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statements balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S.GAAP.

Material Commitments and Funding

The table below describes our current material commitments if the offers or the U.S. prepackaged plan are not successful, including our debt service and operational obligations and our planned capital expenditures. If the offers or the U.S. prepackaged plan are successful, we expect to be able to fund all of our material commitments from revenues generated from our operations.

	Year ending December 31,
	2003	2004	2005
	(in millions of Pesos(1))
Vendor financing	44.8	84.9	9.0
Principal	39.5	79.7	8.4
Interest	5.3	5.2	0.5
Lease financing	14.1	19.1	1.8
Principal	12.8	18.2	1.8
Interest	1.3	0.9	—
Principal payments on long-term debt	—	—	—
Notes payments(2)	738.6	738.6	738.6
Operating Leases	32.3	65.3	67.1
Capital Expenditures	297.0	376.6	387.0

Total	1,126.8	1,284.4	1,203.5

(1)	Nominal pesos converted from U.S. dollars at a rate of 10.46 pesos per dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on June 30, 2003.
(2)	Interest and principal payments on the existing notes.

Other Indebtedness

In August 2000, we received a credit line from Hewlett Packard de México, S.A. de C.V. to fund information technology and telecommunication equipment and services. As of June 30, 2003, the balance of such facility was $12.2 million. Such amount, which is payable within the next three years, is subject to an annual fixed interest rate of approximately 10.08%. We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of June 30, 2003 of $3.1 million, payable within the next three years.

Debt Restructuring Process

To address our liquidity crisis and to maintain our viability, our management has refocused our business strategy and implemented a number of short-term measures that have resulted in cost-savings. Key elements of the strategy include, among others, restructuring the existing notes, reducing our cost structure, focusing our capital expenditures on businesses that may offer more attractive margins and capturing future growth in the data and internet sector. In order to implement a restructuring of the existing notes, we launched our first set of offers in February of 2003. The first set of offers consisted of cash tender offers, exchange offers and consent solicitations. We did not satisfy the required 95% minimum tender condition in our first set of offers, and those offers were unsuccessful. We terminated our first set of offers on June 20, 2003, and all of the existing notes tendered in those offers were returned to their tendering owners.

On August 21, 2003, we launched a second set of offers which included cash tender offers, exchange offers and consent solicitations for our outstanding Senior Notes. The terms of the second set of offers included a higher cash payment, a greater principal amount of new notes and a higher interest rate on the new notes, as well as several other changes. If, pursuant to the cash tender offers and exchange offers, we do not satisfy the required 90% minimum tender condition, but we receive the requisite affirmative votes for a U.S. prepackaged plan and all the other conditions required for the filing of a U.S. prepackaged plan are met or waived by us, then we will have the option, but not the obligation, to pursue a reorganization under U.S. Bankruptcy law.

If the cash tender offers and the exchange offers are successful, we will not commence a Chapter 11 case or pursue the U.S. prepackaged plan. If the second set of offers are consummated, either through the cash tender offers and the exchange offers or through a Chapter 11 case, the restructuring will be financed by a capital contribution from our equity holders in the amount of $100 million which will be provided 51% by Onexa and 49% by AT&T, an additional $8.5 million payment made by AT&T and cash generated from our operations.

The second set of offers are currently scheduled to expire on October 2, 2003. As of but not including the date of this Form 6-K, there are 23 business days remaining in the second set of offers.

Item 2.	Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 and 2003

Consolidated Balance Sheets as of December 31, 2002 and June 30, 2003 (unaudited)	F-2

Unaudited Condensed Consolidated Statements of Income for the six months period ended June 30, 2002 and 2003	F-3

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six months period ended June 30, 2002 and 2003	F-4

Unaudited Condensed Consolidated Statements of Changes in Financial Position for the six months ended June 30, 2002 and 2003	F-5

Notes to Unaudited Condensed Consolidated Financial Statements	F-6

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	December 31, 2002		June 30, 2003
			(Unaudited)
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	157,193	Ps	327,890
Trade receivables, net		502,071		565,631
Due from affiliates and other related parties		183,656		145,835
Recoverable taxes		656		689
Other receivables		39,794		39,739
Prepaid expenses and other assets		20,573		41,954

Total current assets		903,943		1,121,738
REAL ESTATE AND EQUIPMENT, NET		5,496,663		5,411,113
DEFERRED CHARGES AND OTHER ASSETS, NET		1,338,345		1,178,096

Total assets		7,738,951		7,710,947

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Senior notes		5,951,547		5,974,056
Accounts payable to Telmex		426,109		375,162
Other accounts payable		116,639		55,917
Bank loans and notes payable		94,421		110,961
Due to affiliates and other related parties		91,244		133,542
Accrued interest, expenses and other payables		843,489		1,139,205

Total current liabilities		7,523,449		7,788,843

LONG-TERM LIABILITIES:
Bank loans and notes payable		107,914		49,788
Other long-term liabilities		43,016		47,526

Total liabilities		7,674,379		7,886,157

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		5,371,386		5,371,386
Restatement of capital stock		3,787,663		3,787,663

		9,159,049		9,159,049
Accumulated deficit		(9,094,479)		(9,334,261)

Total majority interest		64,570		(175,212)
Minority interest		2		2

Total stockholders’ equity		64,572		(175,210)
CONTINGENCIES AND COMMITMENTS		—		—

Total liabilities and stockholders’ equity	Ps	7,738,951	Ps	7,710,947

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	Six months period ended June 30,
	2002		2003
REVENUES:
Long distance services:
Domestic	Ps	769,326	Ps	628,287
International		839,621		1,538,823
Other:
Data and internet		362,583		506,536
Local service		56,511		90,457

		2,028,041		2,764,103
COST OF SERVICES (excluding depreciation):
Long distance services:
Domestic		(285,441)		(269,861)
International		(477,468)		(1,050,981)
Other:
Data and internet		(111,249)		(123,185)
Local service		(11,129)		(22,190)

		(885,287)		(1,466,217)
Administration, selling and other operating expenses		(806,991)		(719,863)
Depreciation and amortization		(480,091)		(425,817)

Operating (loss) income		(144,328)		152,206

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(395,119)		(452,018)
Interest income		13,940		2,587
Exchange loss net		(534,461)		(128,572)
Gain from monetary position		153,625		87,254

		(762,015)		(490,749)

OTHER EXPENSE, NET		(12,483)		(1,527)

Loss before provision for asset tax		(918,826)		(340,070)
Asset tax		(2,291)		(2,408)

Net loss	Ps	(921,117)	Ps	(342,478)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2002 AND 2003

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	Capital stock				Restatement of capital stock		Deficit from restatement		Accumulated Losses		Majority interest		Minority interest		Total stockholders’ equity
	Fixed		Variable
Balance at December 31, 2001	Ps	300	Ps	5,371,086	Ps	3,787,663	Ps	(1,573,284)	Ps	(6,510,976)	Ps	1,074,789	Ps	2	Ps	1,074,791

Changes in 2002:
Net loss		—		—		—		—		(921,117)		(921,117)		—		(921,117)
Gain from restatement		—		—		—		350,711		—		350,711		—		350,711

Comprehensive loss		—		—		—		350,711		(921,117)		(570,406)		—		(570,406)

Balance at June 30, 2002 (Unaudited)	Ps	300	Ps	5,371,086	Ps	3,787,663	Ps	(1,222,573)	Ps	(7,432,093)	Ps	504,383	Ps	2	Ps	504,385

Balance at December 31, 2002	Ps	300	Ps	5,371,086	Ps	3,787,663	Ps	(1,157,188)	Ps	(7,937,291)	Ps	64,570	Ps	2	Ps	64,572

Changes in 2003:
Net loss		—		—		—		—		(342,478)		(342,478)		—		(342,478)
Gain from restatement		—		—		—		102,696		—		102,696		—		102,696

Comprehensive loss		—		—		—		102,696		(342,478)		(239,782)		—		(239,782)

Balance at June 30, 2003 (Unaudited)	Ps	300	Ps	5,371,086	Ps	3,787,663	Ps	(1,054,492)	Ps	(8,279,769)	Ps	(175,212)	Ps	2	Ps	(175,210)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

	For the six months ended June 30,
	2002		2003
OPERATING ACTIVITIES:
Net loss	Ps	(921,117)	Ps	(342,478)

Adjustments to reconcile net loss to resources (used in) provided by operating activities:
Depreciation and amortization		480,091		425,817

		(441,026)		83,339

Changes in working capital:
Trade receivables, net		(54,089)		(63,560)
Receivable from domestic operators, net		(8,015)		—
Due from affiliates and other related parties		(39,940)		37,821
Recoverable taxes and other receivables		(3)		(33)
Prepaid expenses and other assets		6,506		(21,327)
Restricted investments		335,888		—
Accounts payable		(16,195)		(111,669)
Due to affiliates and other related parties		(54,774)		42,298
Accrued interest, expenses and other payables		(13,019)		300,227

Resources (used in) provided by operating activities		(284,667)		267,096

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(92,242)		(77,322)
Deferred charges and other assets		(8,375)		—

Resources used in investing activities		(100,617)		(77,322)

FINANCING ACTIVITIES:
Issuance of senior notes		343,978		22,509
Bank loans and notes payable, net		53,157		(41,586)

Resources provided by (used in) financing activities		397,135		(19,077)

Increase in cash and cash equivalents		11,851		170,697
Cash and cash equivalents, beginning of period		257,815		157,193

Cash and cash equivalents, end of period	Ps	269,666	Ps	327,890

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

1.    LIQUIDITY AND CAPITAL RESOURCES

In building its telecommunications network, Alestra incurred substantial debt obligations. The existing notes, which accounted for 97% of the Company’s long-term debt before they were reclassified as a short-term liability, require annual debt service payments of U.S.$74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon consummation of the existing notes offering in 1999, Alestra deposited U.S.$194.0 million of the proceeds of the offering in two escrow accounts to service the first six interest payments on the notes. Alestra has not made any interest payments on the existing notes from cash flows from its operations and has used all of the remaining amounts in the escrow accounts to make the May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts. Alestra did not make the November 15, 2002 interest payments on the existing notes and the payment grace period expired on December 16, 2002. Alestra also did not make the May 15, 2003 interest payments on the existing notes, and the payment grace period for that payment expired on June 15, 2003.

The Company does not expect future cash flows to be sufficient to make future interest payments on the existing notes unless it receives additional funding from an outside source.

As of June 30, 2003 the Company had a negative stockholder’s equity of Ps.(175.2) million.

Due to the fact that Alestra did not make the mentioned interest payments, the trustee and the holders of at least 25% of the principal amount of each series of the existing notes have the right to accelerate those notes, thereby requiring the immediate repayment of their entire principal amount. If the existing notes are accelerated, Alestra will not be able to pay the overdue interest of Ps. 837.4 million or the accelerated principal amount of Ps. 5,974.0 million, and some of its creditors would have the option to take legal actions against it, including instituting a Concurso Mercantil in Mexico, through which its creditors may require the dissolution of the Company. Additionally, Alestra may choose to institute a voluntary reorganization proceeding under Mexican law. In these circumstances, accounting principles generally accepted in Mexico require that these liabilities are classified as current liabilities. Alestra has classified the existing notes as current liabilities as of December 31, 2002 and as of June 30, 2003.

To address its liquidity crisis and to maintain its viability, Alestra’s management has refocused its business strategy and implemented a number of short-term measures that resulted in cost savings. Key elements of the strategy, include, among others, restructuring the existing notes, reducing the cost structure, focusing its capital expenditures on businesses that may offer more attractive margins and capturing future growth in the data and internet sector. The principal objective of restructuring the existing notes is to reduce Alestra’s interest payments and extend the maturity dates of the existing notes.

The financial statements do not include any adjustments that might result from the outcome of this situation.

2.    PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.    Basis of presentation

The interim condensed consolidated financial statements of Alestra, S. de R. L. de C. V. (“Alestra” or the “Company”) have been prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A summary of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 3.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2002 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b.    Recognition of the effects of inflation

The financial information for prior periods has been restated to June 30, 2003 purchasing power by applying the restatement factor of 1.25%.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

3.    DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Six months ended June 30,
	2002		2003
Reconciliation of net loss:
Net loss as reported under Mexican GAAP	Ps	(921,117)	Ps	(342,478)

U.S. GAAP adjustments:
Fifth amendment effect on depreciation expense		(37,869)		(46,824)
Reversal of preoperating expense amortization		102,867		102,867
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(511)		(511)
Depreciation of capitalized interest under U.S. GAAP		(3,082)		(3,082)

Total U.S. GAAP adjustments		61,405		52,450

Net loss under U.S. GAAP	Ps	(859,712)	Ps	(290,028)

Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	504,383	Ps	(175,210)

U.S. GAAP adjustments:
Fifth amendment effect on real estate and equipment		868,862		588,643
Preoperating expenses		(1,977,242)		(1,977,242)
Accumulated amortization of preoperating expenses		998,089		1,203,823
Minority interest under Mexican GAAP		(2)		(2)
Comprehensive financing costs and interest capitalization		43,092		43,092
Accumulated depreciation of comprehensive financing cost and interest capitalization		(17,946)		(25,132)

Total U.S. GAAP adjustments		(85,147)		(166,818)

Total stockholders’ equity under U.S. GAAP	Ps	419,236	Ps	(342,028)

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:
	2002		2003
Balance at beginning of period	Ps	1,278,948	Ps	(52,000)
Net loss for the year		(859,712)		(290,028)

Balance at end of period	Ps	419,236	Ps	(342,028)

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above, as of June 30, 2002 and 2003 is as follows:

	2002		2003
Capital stock	Ps	9,159,049	Ps	9,159,049
Accumulated losses		(8,739,813)		(9,501,077)

Total stockholders’ equity under U.S. GAAP	Ps	419,236	Ps	(342,028)

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the six months ended June 30, 2002 and 2003:

	2002		2003
Net revenues	Ps	2,028,041	Ps	2,764,103
Cost of services (excluding depreciation presented
separately below)		(885,287)		(1,466,217)
Administration and selling		(806,991)		(719,863)
Depreciation and amortization		(418,686)		(373,367)

Operating (loss) profit		(82,923)		204,656

Interest income		13,940		2,587
Interest expense		(395,119)		(452,018)
Exchange loss, net		(534,461)		(128,572)
Gain from monetary position		153,625		87,254

		(762,015)		(490,749)
Other expense		(12,483)		(1,527)

Net loss before asset tax		(857,421)		(287,620)
Asset tax		(2,291)		(2,408)

Net loss for the period	Ps	(859,712)	Ps	(290,028)

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Preoperating Expenses

Under Mexican GAAP, preoperating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses on acquired assets under construction and on preoperating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2003)

Presented below are statements of cash flows for six months ended June 30, 2002 and 2003 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to June 30, 2003 purchasing power.

	Six months ended June,
	2002		2003
OPERATING ACTIVITIES:
Net loss	Ps	(859,712)	Ps	(290,028)
Adjustments to reconcile net loss to cash flows (used in) provided by operating activities:
Gain from monetary position		(153,625)		(87,254)
Unrealized exchange loss		702,821		192,709
Depreciation and amortization		418,686		373,367
Allowance for doubtful accounts		40,882		18,598
Provision for special project charges		49,457		770
Changes in operating assets and liabilities:
Current assets		(89,665)		(86,381)
Current liabilities		(288,921)		224,931

Cash flows (used in) provided by operating activities		(180,077)		346,712

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(92,242)		(77,322)
Deferred charges and other assets		(8,375)		—
Restricted investment		359,411		—

Cash flows provided by (used in) investing activities		258,794		(77,322)

FINANCING ACTIVITIES:
Payments of bank loans		(48,281)		(43,884)
Proceeds from bank loans		49,756		—

Cash flows provided by (used in) financing activities		1,475		(43,884)

Net effect of inflation		(68,341)		(54,809)

Increase in cash and cash equivalents		11,851		170,697
Cash and cash equivalents, beginning of period		257,815		157,193

Cash and cash equivalents, end of period	Ps	269,666	Ps	327,890

Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	49,756	Ps	—

Interest and taxes paid:
Interest paid	Ps	13,086	Ps	8,496
Asset tax paid		2,304		2,435

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALESTRA, S. DE R.L. DE C.V.

/s/ PATRICIO E. DE LA GARZA

Patricio E. de la Garza Chief Financial and Administrative Officer

Date: August 29, 2003